FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: January 17, 2008	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
January 16, 2008	AMEX: SMC

CENTRAL SUN COMMENCES EXPLORATION DIAMOND
DRILLING IN LIMON MINE AREA, NICARAGUA

Central Sun Mining Inc. announces that it has commenced exploration diamond drilling in the Limon Mine area. A second drill rig has arrived in Nicaragua and is expected to be drilling on targets in the Orosi Mine area next week. A third drill also has been confirmed for April 2008. As previously reported, the exploration program for 2008 is budgeted at $7 million and will include 25,000+ metres of diamond drilling.

The current drilling in the Limon Mine area is testing the down dip and on-strike extension of the Santa Pancha orebody that is currently being mined on the 100 metre level at a rate of 500-600 tonnes per day at a grade of approximately 7 g Au/t. As shown on the attached vertical longitudinal section, the target zone extends for approximately 650 metres along strike from the No. 2 shaft area southwards. The vertical extent of the target zone is between 100 to 150 metres; however, the full potential extent of the epithermal vein system at depth has not been tested and remains open. Historical drilling in three deeper holes in the southern part of the target area intersected significant values of 28.93 g Au/t over 2.3m true width, 7.94 g Au/t over 8.85m true width and 4.57 g Au/t over 28.9 g Au/t over 2.3m true width. A series of six (6) holes as shown on the vertical longitudinal are initially planned to test the target with the first hole LM-08-001 in progress.

Dr. Bill Pearson, P. Geo., Executive Vice President, Exploration said, “The exploration program is moving ahead rapidly. I am very pleased that we have been able to secure three drill rigs that will permit the drilling program to be accelerated. In addition to drilling, we are also planning to carry out both surface and down-hole induced polarization (IP) surveys. Physical property measurements on representative rock samples collected by Dr. Chris Hale, P. Geo., consulting geophysicist, indicate that the IP technique will effectively target both the Limon and Orosi-style mineralization. Exploration technical facilities and infrastructure have also been upgraded in conjunction with training of geological personnel and full implementation of GEMCOM and ArcView software. Geological work including data compilation for all properties, as well as for regional targets, is in progress. We have a very strong exploration team in Nicaragua and have excellent logistical support from our mining personnel.”

Conference Call

Central Sun Mining Inc. has scheduled a conference call for analysts and investors on Wednesday, January 30, 2008 at 11:00 a.m. (Eastern) to provide an update on its operations and exploration activities.

Messrs. Peter Tagliamonte, President and Chief Executive Officer; Bill Pearson, Executive Vice President, Exploration; Graham Speirs, Chief Operating Officer and Denis Arsenault, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-641-6132 or 1-866-226-1792.

Sampling, Assaying and Quality Control

The core (NQ 47.6 mm) will be logged, photographed and then sawn in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples will be prepared and assayed at either the Company’s Limon or Orosi Mine laboratories. The Limon mine laboratory has a separate preparation circuit for exploration samples so that these are prepared and analyzed separately from run-of-mine samples. A second circuit is currently being installed at the Orosi laboratory however no run-of-mine samples are currently being assayed at this facility.

Both the Limon and Orosi Mine laboratories use normal industry procedures. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

Qualified Person

Dr. Bill Pearson, P. Geo, Executive Vice President, Exploration for Central Sun Mining, is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. The laboratory process reported herein and the internal quality control information are reviewed regularly by Dr. Pearson. Dr. Pearson has read and approved this news release.

About Central Sun Mining

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines as well as exploring its extensive land holdings.

For further information, please contact:

Peter W. Tagliamonte, President & CEO

CENTRAL SUN MINING INC.

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, and “forward-looking information” under similar Canadian legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and risk factors include, but are not limited to, statements with respect to the implementation of the Company’s strategic plan; the future financial or operating performance of the Company, its subsidiaries and its projects; the future price of gold; expectation that the Orosi Mill feasibility study will be positive; capital requirements for completion of the Orosi Mill project; successful implementation of the Orosi Mill project; the estimated Orosi Mill recovery rates; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; operating and exploration expenditures; mining or processing issues; costs and timing of the development of new deposits; costs, timing and success of future exploration; government regulation of mining operations; permitting time lines and permitting; labour disruptions; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage and regulatory matters. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of the Company as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms. ”Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.